September 10, 2009

Mail Stop 4720

Ms. Peggy Garvin
President
Greene Power Inc.
2702 Oxborough Drive
Matthews, NC 28105

Re: **Greene Power Inc.**
Registration Statement on Form 10-12G, filed August 13, 2009
File No. 0-53760

Dear Ms. Garvin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on October 13, 2009 at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to October 13, 2009 to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

2.   Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.   If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

3.   Throughout the filing, please revise your disclosure to clarify the name of your sole officer and director. On page 17 you disclosed that Peggy Garvin is your President, Secretary and sole director, however, on page 18 you disclose that Forrest Garvin is your President and sole director. In addition, your disclosure throughout refers to a male officer and male director, if necessary, please revise.

4.   Throughout the filing, please revise your references to your management and your board of directors to clarify that you only have one officer and director. For example, rather than stating that you will rely on your management's assessment of a target business, please revise to state that you will rely on your President's assessment of a target business. In addition, please clarify throughout whether you have any current plans to hire an additional officer or employee or elect another director.

5.   Throughout the filing you disclose that your officer and director also serves as an officer of another shell company. Pursuant to your disclosure on page 17, it appears that you believe that this shell company is Syprus, Inc. and that Peggy Garvin is also the Secretary of Syprus. This disclosure is inconsistent with the disclosure in the Form 8-K filed by Syprus on November 28, 2007. This Form 8-K discloses that on November 27, 2007, Syprus acquired all the outstanding shares of common stock of Ricky's Candy, Cones & Chaos, Inc. and ceased to be a shell company. In addition, although Peggy Garvin was disclosed as the Secretary of Syprus prior to the transaction, all officers and directors of Syprus were replaced by the officers and directors of Ricky's Candy in connection with this transaction. Please revise your disclosure throughout this filing to clarify that Peggy Garvin is not currently the Secretary of Syprus. Alternatively, please explain and clarify the inconsistency.

Item 1. Description of Business, page 2

Effecting a Business Combination, page 2

6.   We note that you state that you intend to seek to enter into a business combination with a company that may want to avoid what it may deem to be the adverse consequences of undertaking a public offering. One of the consequences that you have listed is "compliance with various federal and state securities laws." Please revise to clarify your meaning of this statement or explain why you believe such a business combination would not need to comply with the federal and state securities laws.

7.   You state that "we cannot assure you that we will properly ascertain or assess all significant risk factors." Please revise to remove this disclaimer and disclose all known

material risks to the company. It is not appropriate to refer to additional undisclosed risks.

8.   To the extent known, please expand your disclosure under "Sources of target businesses" to disclose your expected timing as to your communication with various third parties. In addition, please clarify whether you presently have a plan or intent to engage a professional firm or other individual that specializes in business acquisitions.

9.   Please expand your disclosure on pages 4, 6 and in the "Liquidity and Capital Resources" section on page 15 to disclose how you intend to pay for the costs required to select and evaluate a Target Business and complete the Business Combination. In addition, please disclose the amount of resources that you have available for this purpose.

Sources of Target businesses, page 3

10.   Please expand your disclosure stating that your officer and director will bring to your attention target candidates he becomes aware of through his business contacts to briefly describe these business contacts.

Competition, page 6

11.   Please expand your disclosure to clarify here and on page 12 whether you expect to establish a policy regarding conflicts of interest.

12.   Please expand your disclosure here and in the risk factor on page 9 regarding your ability to compete in affecting a Business Combination to disclose the amount of financial resources that you currently have available.

Employees, page 6

13.   We note that your sole officer and director is not obligated to devote any specific number of hours to your business. Please expand your disclosure here and on pages 12 and 17 to estimate the amount of time, or the percentage of his or her time, that he or she will be able to devote to your affairs.

Item 1A. Risk Factors, page 7

14.   On page 4 you state that your "limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Business candidate before we consummate a Business Combination. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoters, owners, sponsors, or others associated with the Target Business seeking our participation." Please revise your disclosure in this Risk

Factor section to include two appropriately headed risk factors. One risk factor should disclose all the risks involved in not conducting a complete investigation of a target business. The second risk factor should disclose all the risks which the company will face due to its dependence upon information provided by the promoters, owners, sponsors, or others associated with the Target Business seeking your participation.

15.   As disclosed on page F-1, your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please include a separate risk factor disclosing this information and its consequences in terms of your ability to raise capital or borrow money.

16.   Please revise the subheadings of your risk factors to clearly identify the each risk and the potential consequences if the risk comes to fruition. At present, most of your risk factor headings do not appear to adequately describe the risk to investors. Your reader should be able to understand the nature of the risk to the investment by reading the caption to your discussion. Generally speaking, you will best accomplish this by phrasing the risk factor heading in the form of a statement of cause and effect, "If X, then Y" or "Because of X, Y is probable." Please revise accordingly.

<u>"Our Management has never served as management of a company that has completed a Business Combination." page 7</u>

17.   If Peggy Garvin is your sole officer, it appears that this risk factor is inconsistent with Peggy Garvin's prior experience as the Secretary of Syprus, Inc. Please consider revising to discuss the risk to the company following the business combination, Peggy Garvin's prior experience as an officer in assessing a business combination and that company's financial and reporting history following its business combination. It appears that following Syprus' filing of the previously referenced Form 8-K on November 28, 2007, Syprus filed a Notification of Late Filing of Form 10-K for the Fiscal Year Ended December 31, 2007 on March 27, 2008. Since March 27, 2008, Syprus has not made any of its required filings with the Securities and Exchange Commission. Similarly, please expand the risk factors on pages 8 and 11 to disclose Peggy Garvin's prior experience with Syprus and Syprus' financial and reporting history following the business combination.

<u>"A Business Combination with a foreign company may subject us to additional risks." page 10</u>

18.   You disclose that "If the Target Business is not successful managing these risks among others, the Company's business after the Business Combination may be negatively impacted." Please revise this risk factor to explain the impact on the company or its investors of each of the risks identified in the bullet points. For example, one of the risks is the ability of your stockholders to obtain jurisdiction over non-US based officers and directors. Will this affect your shareholders ability to effect service of process? Will this make it difficult to enforce judgments of US courts? In addition, please consider whether you need to address any of the bullet-point risks in separately headed risk factors.

<u>"If we affect a Business Combination with a financially unstable company…" page 11</u>

19.   In this risk factor you state that you "may be impacted by numerous risks inherent in the business and operations of [a financially unstable or early stage or emerging growth] company." Please expand your disclosure to identify and describe the numerous risks that you believe may impact your business.

<u>"We expect to issue a significant number of new shares…" page 11</u>

20.   Please revise your disclosure to clarify what you mean by the statement, "the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management."

<u>"Our officer and director will apportion his time to other businesses…" page 12</u>

21.   You disclose that your officer and director engages in other businesses. Please expand your disclosure to name each of these businesses. In addition, for each business, please disclose the title of the position that your officer holds and the number of hours a week which your sole officer and director has committed.

<u>Item 2. Financial Information</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14</u>

<u>Liquidity and Capital Resources, page 15</u>

22.   You state that to date you have funded your operations through loans from your stockholders. Please revise to disclose the names of the stockholders and the amount of the loans. Please file the loan agreements.

<u>Item 3. Properties, page 16</u>

23.   Please tell us how you accounted for the office space that you use free of charge. Refer to Staff Topic 1(B)(1).

<u>Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16</u>

24.   Please revise this table to separately list the name of your sole officer and director. In addition, please explain why you believe that all officers and directors as a group own 100% of your common stock as it does not appear that Robert Frasier, Hannah Meserall or Dayna Critz are your officers or directors.

25.   If Forrest Garvin is your officer and director, please revise footnote three to disclose this fact. Please revise footnote three to disclose any affiliation or family relationship between Forrest Garvin and Peggy Garvin.

Item 5. Directors and Executive Officers, page 17

26.   Please revise your description of Peggy Garvin's business experience to disclose the month and year which she became the secretary of Syprus, Inc. and the month and year upon which she ceased to hold that position.

27.   You disclose that your officer and director may in the future become affiliated with entities, including other shell companies, engaged in business activities similar to those intended to be conducted by us. Please expand this disclosure to state whether your officer and director currently has any plans to become affiliates with other entities. If so, please disclose the plans and the name of the entities, if known.

Item 6. Executive Compensation, page 18

28.   You disclose that you have not paid any cash compensation to any person since inception. Please expand your disclosure to clarify whether you have paid any compensation to your officer, including shares of common stock of the company or other form of compensation. If compensation, in any form, was paid to your officer, please expand your disclosure to include the Summary Compensation Table required by Item 402(n) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, Director Independence, page 18

29.   On page F-7, it appears that you received a loan from a company owned by Forrest Garvin. On page 15, you disclose that you have funded your operations through loans from your stockholders. Based on those disclosures, it appears that C3 Strategic Capital, LLC, a thirty percent shareholder of the company, has provided a loan to you. Please expand your disclosure in this section to disclose the name of the company which made the loan to you, how that company is related to you, the amount outstanding as of the latest practicable date, the amount of interest paid and/or owed and the rate of interest payable on the indebtedness. See Item 404(a)(5) and 404(d)(1) of Regulation S-K. In addition, please file a copy of this loan agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 10. Recent Sales of Unregistered Equity Securities, page 20

30.   Please revise your disclosure to "state briefly the facts relied upon to make the exemption available" for the issuance of shares on February 2, 2009 under Section 4(2) as required by Item 701 of Regulation S-K.

Financial Statements, page 25

31.   Your financial statements are stale. Please update your financial statements in
       compliance with Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

32.   Please tell us why you selected an independent public accounting firm based in Bingham
       Farms, Michigan given that your corporate headquarters, and presumably your
       accounting records, are located in Matthews, North Carolina. Please also tell us whether
       your independent public accountant is licensed in the State of North Carolina.

Notes to the Financial Statements
Note 1 – Summary of Accounting Policies
Recent Accounting Pronouncements, page F-7

33.   Please provide the following disclosures as they relate to recently issued accounting
       standards that have not been adopted in accordance with Topic 11M of SAB.
           a. A brief description of the new standard;
           b. The date you must adopt the new standard or, if early adoption is permitted, the
               date you plan to adopt it;
           c. The method of adoption;

Note 4 – Liquidity and Going Concern, page F-8

34.   Please provide the following disclosures as they relate to your conditions giving rise to
       the doubt about your ability to continue as a going concern in accordance with AU
       Section 341.10.
           d. The possible effects of such conditions;
           e. Management's evaluation of the significance of those conditions and any
               mitigating factors;
           f. Possible discontinuance of operation; and
           g. Management's viable plans to overcome such difficulties.
       For item "d," include how you plan to raise the necessary funds, should you decide to
       acquire and entity with an additional capital needs.

                           *   *   *   *   *

       As appropriate, please amend your filing in response to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested supplemental information. Detailed cover letters greatly facilitate our review. Please
file your cover letter on EDGAR under the form type label CORRESP. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jillian Sidoti, Esq
       34721 Myrtle Court
       Winchester, CA 92596